                                                                      EXHIBIT 19



Varco International, Inc.



1997 First Quarter Report

To Our Shareholders

As industry conditions continued to improve, our financial results for the first quarter of 1997 were significantly above those of the first quarter a year ago. Net Income more than doubled, to $7.4 million, $.23 per share, from $3.0 million, $.10 per share; and Revenues grew 42 percent, to $101.1 million from $71.0 million last year. Moreover, it appears that the underlying factors behind this growth are soundly based.

   The offshore rig market is continuing to strengthen, with reported utilization of the mobile offshore rig fleet approximating 95 per cent and the effective availability of desirable rigs approaching zero. As one would expect, day rates are moving higher and longer-term contracts are more prevalent.

   The trend toward deep water drilling which began about eighteen months ago remains an important influence on the overall offshore market, as the demand for floating rigs capable of such drilling exceeds the available supply. In response, rig owners continue to upgrade the water depth capacity of existing rigs, to convert vessels which had been diverted to other uses into drilling rigs, and to initiate the construction of new rigs. More recently, the demand-supply relationship for jackup rigs has also narrowed, accelerating rig upgrades and prompting the beginning of some new rig construction.

   As we have indicated in our recent reports to you, these industry trends are having a substantial impact on Varco's revenues and orders. In particular, the upgrading, conversion and new construction of floating rigs has dramatically affected our Shaffer Division because its product line includes a significant amount of equipment of the types essential to these activities. Shaffer's Revenue was $43.1 million in the most recent quarter, almost triple the $15.4 million it recorded in the first quarter a year ago. That increase accounts for more than 90 per cent of the Revenue growth for the Company as a whole over that same period.

   Total incoming orders for the quarter were $140.3 million, an increase of 37 per cent from the initial quarter of 1996. Indicative of the overall improvement in the offshore market, the order growth was widely distributed across the Company's business units. Shaffer's orders remained strong, totaling $54.2 million versus $48.0 million in the first quarter a year ago. The Drilling Systems Division recorded orders of $39.8 million as compared to $24.3 million for the initial three months of last year; and the Varco BJ Oil Tools and M/D Totco Divisions booked orders of $23.5 million and $20.8 million, respectively, in the most recent quarter, versus $14.1 million and $13.6 million in the comparable period of 1996. The principal factors driving the increased business are the offshore rig upgrades and new construction previously mentioned, as well as an increased volume of spare and replacement parts resulting from the general increase in drilling activity.

   We believe that the current recovery is solidly based and is reflective of a more balanced relationship between supply and demand across the entire industry than has existed for a number of years. Therefore, we are optimistic that the fundamentals are in place to promote a healthy industry environment going forward. We also believe that because Varco offers an array of products that significantly enhance the productivity of a drilling rig, we are particularly well positioned to take advantage of today's industry conditions.

   Two long-time directors have indicated that they do not intend to stand for re-elec-tion this year. Talton R. Embry, Chairman and Chief Investment Officer of Magten Asset Management Corporation, has been a director of Varco since 1986. His tenure began during a very difficult period in the Company's history and has spanned the years during which we built it into that which exists today.
Through it all, Talley's broad perspective, keen insight and sharp wit have provided both guidance and inspiration, and are much appreciated by all of us. Maurice E. Jacques has been a director since 1982 and, although he will no longer serve on the Board of Directors, his vast knowledge and understanding of our industry will still be available to us as he continues in his role as Vice President-Marketing of the Varco Drilling Systems Division.
   As always, we appreciate your continued support.


Walter B. Reinhold     George I. Boyadjieff
Chairman               President and
                       Chief Executive Officer

May 12, 1997

Condensed Consolidated
Balance Sheets
(Unaudited)

                                                                     March 31,                December 31,
                                                                       1997                      1996
(in thousands)

Current Assets
--------------
Cash and cash equivalents                                            $  3,897                   $   5,794
Receivables (net)                                                      94,054                      95,160
Inventories                                                           105,087                      91,873
Other                                                                  15,502                      13,835
----------------------------------------------------------------------------------------------------------------
  Total Current Assets                                                218,540                     206,662
Property, plant and equipment
  at cost less accumulated
  depreciation                                                         53,049                      48,711
Rental inventory less accumulated
  depreciation                                                         14,950                      13,601
Cost in excess of
  net assets required                                                  35,341                      35,879
Other assets                                                           11,011                      11,168
----------------------------------------------------------------------------------------------------------------
Total Assets                                                         $332,891                    $316,021
================================================================================================================

Current Liabilities
-------------------
Accounts payable                                                     $ 42,854                    $ 37,815
Other Liabilities                                                      35,456                      38,601
Current portion of long-term debt                                      10,000                      10,000
----------------------------------------------------------------------------------------------------------------
  Total Current Liabilities                                            88,310                      86,416
Long-term debt                                                         29,259                      22,715
Other non-current liabilities                                          11,779                      11,382
----------------------------------------------------------------------------------------------------------------
Total Liabilities                                                     129,348                     120,513

Shareholders' Equity
--------------------
Common Stock and additional
  paid-in capital                                                     144,549                     143,533
Retained earnings                                                      58,994                      51,975
----------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                            203,543                     195,508
----------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders'
Equity                                                              $ 332,891                   $ 316,021
================================================================================================================

Condensed Consolidated
Statements of Cash Flows
(Unaudited)

                                                                          Three Months Ended March 31,
(in thousands)                                                          1997                        1996
----------------------------------------------------------------------------------------------------------------
Operating Activities
--------------------
Net Income                                                           $  7,384                     $ 3,028
Depreciation and amortization                                           3,811                       3,012
Increase(decrease) in operating
    cash flows:
    Receivables                                                         1,106                      (3,751)
    Inventories                                                       (13,214)                     (9,024)
    Additions to rental equipment                                      (1,866)                     (3,484)
    Accounts payable                                                    5,039                       5,604
    Customer deposits                                                     953                       3,902
    Taxes payable                                                         652                       1,198
    Interest payable                                                      699                        (886)
    Other                                                              (6,303)                     (1,750)
-----------------------------------------------------------------------------------------------------------------
Net cash (used in) operating activities                                (1,739)                     (2,151)
-----------------------------------------------------------------------------------------------------------------

Investing Activities
--------------------
   Equipment purchases                                                 (7,182)                     (2,266)
   Proceeds from equipment sales                                           77                         172
-----------------------------------------------------------------------------------------------------------------
   Net cash from (used in)
     investing activities                                              (7,105)                     (2,094)
-----------------------------------------------------------------------------------------------------------------

Financing Activities
---------------------
Increase in line of credit                                              6,500                       2,000
Proceeds from issuance of
Common Stock                                                              447                         196
-----------------------------------------------------------------------------------------------------------------
  Net cash from financing
activities                                                              6,947                       2,196
-----------------------------------------------------------------------------------------------------------------
Net change in cash
and cash equivalents                                                   (1,897)                     (2,049)
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at
   beginning of year                                                    5,794                       6,762
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at
   end of quarter                                                    $  3,897                     $ 4,713
=================================================================================================================

Condensed Consolidated
Statements of Income
(Unaudited)

                                        Three Months Ended March 31,
(in thousands, except per share data)      1997            1996
 ...............................................................................
Revenues
--------
Net sales                               $ 91,232           $63,832
Rental Income                              9,752             6,424
Other Income                                  87               713
--------------------------------------------------------------------------------
                                         101,071            70,969
--------------------------------------------------------------------------------

Costs and Expenses
------------------
Cost of sales                             63,499            43,603
Cost of rental income                      2,873             1,907
Selling, general and administrative
  expenses                                18,134            16,117
Research and development costs             4,024             3,572
Interest expense                           1,035             1,005
--------------------------------------------------------------------------------
                                          89,565            66,204
--------------------------------------------------------------------------------
Income before income taxes                11,506             4,765
--------------------------------------------------------------------------------
Provision for income taxes                 4,122             1,737
Net income                              $  7,384           $ 3,028
================================================================================
Net income per share of Common Stock    $   0.23           $  0.10
================================================================================
Shares used to calculate earnings
 per share                                32,385            30,728
================================================================================

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1996.

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

G E N E R A L  I N D U S T R Y
--------------------------------------------------------------------------------

C O N D I T I O N S
--------------------------------------------------------------------------------
  Worldwide drilling activity, as measured by the average number of active drilling rigs, increased 14% in the first three months of 1997 to an average of approximately 2,055 from an average of approximately 1,803 during the same period in 1996. The U.S. and Canadian component of the rig count averaged 1,251, a 22% increase over the prior year's rig count. The international component of active drilling rigs averaged approximately 804 in the first quarter of 1997, an increase of 24, or 3%, over the prior year.
  Offshore drilling activity increased significantly year-to-year, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the first quarter of 1997, mobile offshore rig utilization averaged 93%, the highest level in more than ten years, as compared to 87% in the first quarter of 1996. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs.
  The increase in drilling activity, particularly the increase in offshore rig utilization, has led to higher day rates and improved profits and cash flow for the Company's major customers, the offshore drilling contractors.

R E S U L T S  O F  O P E R A T I O N S
--------------------------------------------------------------------------------
  Set forth below are the net orders and revenues for the Company's five operating divisions:

                                                      Three Months Ended March 31,
                                                      1997          1996
-----------------------------------------------------------------------------------------
Net Orders
----------
Varco Drilling Systems                               $ 39,751     $ 24,343
Varco BJ Oil Tools                                     23,503       14,068
Martin-Decker/TOTCO
Instrumentation                                        20,778       13,627
Shaffer                                                54,178       47,951
Thule Rigtech                                           2,137        2,231
-----------------------------------------------------------------------------------------
Total                                                $140,347     $102,220
=========================================================================================
Revenues
--------
Varco Drilling Systems                               $ 26,528     $ 25,695
Varco BJ Oil Tools                                     12,347       11,778
Martin-Decker
/TOTCO Instrumentation                                 16,565       14,639
Shaffer                                                43,117       15,371
Thule Rigtech                                           2,427        2,773
-----------------------------------------------------------------------------------------
Total                                                $100,984     $ 70,256
=========================================================================================

  Order bookings increased $38.1 million, 37%, in the first three months of 1997 as compared to the same period of 1996. This increase is primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Shaffer and Drilling Systems Divisions as well as the products of the other Divisions. In addition, the incoming order rate was favorably impacted by the overall 14% increase in worldwide drilling activity discussed above.
  The Company's operating revenues increased by 44% in the first three months of

1997 to $101.0 million, from same period 1996 revenues of $70.3 million. This increase is accounted for almost entirely by the increase in the Shaffer Division revenues. The Shaffer Division has particularly benefited from the upgrading, conversion and new construction of floating rigs because its product line includes a significant amount of equipment of the types essential to these activities.
  At March 31, 1997 the Company's backlog of unshipped orders was approximately $226.2 million as compared to $186.9 million at December 31, 1996 and $107.3 million at March 31, 1996. Orders for new rigs and major upgrades generally include the Company's longer lead-time products. This has resulted in the Company's backlog increasing approximately 71% during the last six months to the highest level in the Company's history. The Company expects that most of the backlog will ship by December 31, 1997 resulting in revenues for the remaining quarters of 1997 being at a higher rate than the first quarter. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.
  Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first quarter of 1997 was 34.3%. This compares to a gross margin of 35.2% for the same period in 1996. The decline in margin is due to the large increase in Shaffer's revenue. Shaffer's products carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions. The effect of the Shaffer increase was partially offset by higher margins at the Drilling Systems Division. Taken alone, the improved Drilling systems margins would have increased the overall margin by approximately 1.5% as compared to the first quarter of 1996. During the first quarter of 1996 Drilling Systems experienced a slightly negative margin on TDS-9S units.
  The decrease in other income is due to the sale of an equity security in 1996 that was previously received in settlement of a previously written-off trade receivable.
  The Company believes that new product development is a significant factor for the future of the Company. During the first three months of 1997 the Company spent $4.0 million or 4.0% of revenues on new product development. This compares to $3.6 million or 5.0% of revenues during the same period in 1996.
  Selling, general and administrative expenses increased approximately 12.5% in the first quarter of 1997 as compared to the first quarter of 1996. As a percent of revenue, selling, general and administrative expenses decreased to 17.9% from 22.7% in the first quarter of 1996. The dollar increase is primarily due to increased selling costs associated with the higher revenue level.
  Overall Company employment at March 31, 1997 was 2,141 (including 227 temporary employees) which compares to 1,684 (including 210 temporary employees) a year ago. This increase is mostly in manufacturing employees.

LIQUIDITY AND CAPITAL
--------------------------------------------------------------------------------
RESOURCES
--------------------------------------------------------------------------------
  At March 31, 1997 the Company had cash and cash equivalents of $3.9 million as compared to $5.8 million at December 31, 1996. This decline was due to an increase in working capital during the first quarter.
  In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit certain purchases of the Company's Common Stock and amended certain financial covenants. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at March 31, 1997 the prepayment penalty would have been approximately $850 thousand.
  On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) amend certain covenants to permit certain purchases of Company stock and to amend certain financial ratios. At March 31, 1997 there were $9.5 million in advances outstanding and $5.9 million in letters of credit outstanding under this facility.
  Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.
  At March 31, 1997 the Company's working capital was $130.2 million as compared to $120.2 million at December 31, 1996 and its current ratio was 2.5 to 1.0 as compared to 2.4 to 1.0 at December 31, 1996.
  The preceding changes are primarily due to an increase in inventory during the first quarter of 1997. Long-term debt as a percent of total capitalization was 13% at March 31, 1997 as compared to 10% at December 31, 1996. The increase in this percentage is primarily due to increased borrowing to fund capital expenditures made in the first quarter of 1997.
   The Company's capital expenditures during the first quarter of 1997 were $7.2 million as compared to $2.3 million for the first quarter of 1996. The Company's current plans for capital expenditures in 1997 are approximately $30 million. The Company anticipates that its March 31, 1997 cash and cash equivalents and its existing credit facility will not be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1997. According, the Company is currently negotiating with certain banks to increase its credit facility by $30 million.

PROFILE
--------------------------------------------------------------------------------
Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

INVESTOR CONTACT
-------------------------------------------------------------------------------
Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029
E-mail: investor-relations @ ora.varco.com
Web site: http://www.varco.com